Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Gregg Dixon:	It’s acting as a distributed energy resource that either inject their battery capacity back into the grid or simply curtail charging through the Voltus software platform could have prevented Winter Storm Uri from taking down the Texas power grid and helped avoid the loss of hundreds of lives and almost $300 billion of economic loss.

For those new to DERS, it may be helpful to kind of anchor us with a definition. DERs, as we call them, lie and plain sight, and they’re really all around us. They take hundreds of forms. They can include electric vehicles, wifi, or smart thermostats, commercial building management systems, solar and battery storage, even data center or hospital generators. And the Voltus software platform connects any of these types of distributed energy resources behind electricity meters to any electricity market, as we’ll cover shortly.

It’s also important for us to analogize what really is going on, transformation of the electric grid. So, we like to ask a simple question, how does decentralizing and digitizing actually help? So we think back to computing in the seventies, which was defined by mainframes and what we call dumb terminals, for those of you old enough to remember those things. Since then, innovation has brought computing to our hands and desktops on smartphones and other devices as the cloud and the internet have transformed our lives for the better, right? And in the process, many legacy industries have been disrupted, which has created trillions of dollars of value for new businesses, like the ones pictured in the cloud here.

This transformation is now coming to our electricity system, where central power generating stations and what we would call dumb buildings or dumb loads are transitioning to smaller, distributed, intelligent resources that we now know as distributed energy resources. And as we take advantage of this massive shift toward the virtues of a distributed and intelligent electricity system, much of the $3 trillion global annual electricity spend will shift to these distributed energy resources. Voltus is the platform or the cloud, the operating system, that allows these new and diverse energy assets to operate together as a virtual [power plant 00:02:41], while maximizing the value of the grid and to consumers. So, let’s move to slide 16 and look at the macro trend driving this unprecedented growth in this industry.

Of course, what you see here are the trends on the left that are driving this growth in DERs depicted in green on the right, which is a pretty staggering growth trajectory. We’re all aware of the growth of renewables, but of course, renewables bring intermittency. Sun doesn’t always shine and the wind doesn’t always blow. And distributed energy resources offer what we like to think of as a dancing partner to provide a backstop and a balancing resource to support the continued transition to clean energy, which we contend can’t happen without the full adoption of distributed energy resources. We also see the rapid electrification of energy, and we’re all aware of the automobile transition to electric vehicles, but we see the growth in things like data centers or home heating oil moving to heat pumps, or the rise of crypto mining that is really delivering an unprecedented demand for electricity on an already fragile and antiquated grid.

And finally, we have the increase in frequency of the impacts of climate change, which these grid operators really are kind of flatfooted in the context of. Good news is that we have a proliferation of an internet of things converging in ways that really radically transform how we produce, consume and store energy so that we can address these trends in a way that actually drives down the expense of electricity while increasing reliability and doing it in the cleanest possible way.

One example of this is an existing customer of ours. It’s a large crypto mine in upstate New York that has taken over a retired aluminum smelting location. And today, this data center consumes more than a hundred megawatts of electricity, 24/7. And just over the next couple of years, it will grow to 400 megawatts of electricity consumption. At that level, it will be among the single largest electricity loads in the world. Larger than the biggest steel mill, the biggest petrochemical plant.

And it really represents every one of the trends described here. It’s a load that is looking for nothing but renewable energy, which it gets from this hydro electric plant. It’s electrifying a former industrial load. It’s integrated directly into the New York independent system operator grid using the Voltus platform. And our platform today controls that entire electricity load in a fully automated fashion, from machine through the electric meter to the actual wholesale market, to the digital transactions or the money that incentivizes this customer to allow us to control that load. And it represents among the single largest automated DERs in the world. And it’s another harbinger of the power of these DERs. Crypto mining load alone is expected to represent more than 10,000 megawatts of power consumption by 2025 in the United States. And all of that is capable and eager of delivering its flexibility into these markets for grid services purposes through the Voltus platform.

Okay. So, two more slides. How does the Voltus business model work in this context of the trends and now that you know what DERs are? So on slide 20, Voltus is to electricity what Airbnb is to real estate. Whereas Airbnb connects hosts and visitors in a two-sided real estate market to make better use of underutilized departments and homes, which provides extra cash for hosts and more choice for visitors, Voltus orchestrates and monetizes underutilized DERs for the owners of those DERs pictured on the left, while delivering greatly needed grid services to electricity markets depicted on the right. And those markets are looking for less expensive, more reliable power. And they get that through the aggregation of these DERs in the form of a virtual power plant that Voltus creates, that are paid exactly the same as traditional supply side power generating plants. We just happen to do it through an aggregation of thousands, even millions, of these distributed energy resources that our software platform orchestrates to deliver services that grids pay for.

And really, what underpins our success is on slide 20. We have a very unique technology platform that simplifies what really is a mind boggling complexity of electricity markets. And in so doing, allows us to ease the full adoption of DERs across every market and category. We bring a standard and simple way for our customers and partners to connect these very fragmented markets, and we did that in recognition of the fact that there’s a whole new class of these DERs coming to market at scales we’ve never seen before.

I gave you the electric vehicle example before. It could be Walmart, and the fact that they’re investing billions in distributed energy resources whose primary use cases isn’t necessarily to monetize the wholesale power markets, right? They’re investing in electric vehicle infrastructure to attract the Ford F-150 Lightning shopper, while the value in those electric vehicles and that charging network, delivering grid services to wholesale power markets. Or they’re investing in onsite generation to counterbalance the effects of climate change and to ensure business continuity in the face of something like Hurricane Ida or wildfires out west. We can make the economic profile of those investments look even better by connecting those DERs into these wholesale power markets.

So, with that as an overview, I’ll turn it back over to Ben and I’m glad to answer any questions that you have.

Ben Kallo:	Sure. Again, you can email me if you have questions. Greg, maybe starting because there are several different, call them, stakeholders or potential customers. Could you maybe walk us through who you sell to? Is it the utilities? Is it the Walmarts? Is it the grid operators? Or is it all of the above?

Gregg Dixon:	Yeah, I’ll start with kind of framing the layers here. Electricity markets essentially have two layers. There’s the distribution layer, the local layer, and then there’s the transmission layer or the wholesale market layer. So you can think of your local utility as the distribution layer. It could be Southern California Edison, National Grid, ConEd. And then there’s the transmission layer, which is the wholesale power market that really is orchestrating the 3,300 individual electric utilities that exist in the United States. Those wholesale market operators or transmission level operators are represented on the right of slide 20. And our software platform is unique in many ways, but its real claim fame is that it is fully integrated into every one of these wholesale power markets today and can deliver any type of DER into those markets. And we predominantly focus on delivery of grid services into the transmission layer.

We work with utilities, of course, we work at the distribution layer, but we are connected to every one of these wholesale power markets where, say, Walmart has their stores, or Tesla has all of their EVs. And we did that in recognition of the fact that Walmart has their stores in every market and Tesla has their EVs in every market, and wants their solar plus storage in every one of these markets.

On the left, we serve two what you would consider customers, two customer segments. The large commercial industrial consumer; the Walmarts, the US Steels. Very large, sophisticated energy consumers that tend to have some form of distributed energy resource behind their heaters. That could be energy storage, it could be load flexibility in the form of demand response. And then we serve a second segment, which we call DER technology partners. Again, it could be an electric vehicle company that has a consumer product. We don’t work with little old Mrs. or the Kalo family. We work with the DER technology company, Google, Tesla that connects our software platform to their aggregation of consumer products.

Ben Kallo:	And could you talk about ... I think some of us may be familiar with peak shaving or load shaving. And could you talk about how the market has evolved to different offerings, Voltus offers to your customers?

Gregg Dixon:	Sure. So, again, depicted on the left here are really what are known as the four horsemen of distributed energy resources. We add a fifth in here, which is electric vehicles that kind of straddle two categories. You’ve got energy storage or battery storage, electric vehicles obviously have that. You’ve got distributed generation, so you can think of micro turbine behind a meter, a recent natural gas fired backup generator behind a meter that would be distributed generation. You’ve got demand response, which is really what you’re referring to, Ben, which is the temporary reduction or reduction of electricity consumption for the grid, measuring that reduction for that reduction in electricity market. That’s often referred to as a megawatt Nancy versus a megawatt produced narrative. And then you’ve got energy efficiency, which is the permanent reduction of electricity consumption, like doing lighting retrofit. And our platform brings any of these types of distributed energy resources into these markets.

Now, how load reduction or what’s known as demand responses evolved over time is really a matter of technology. It used to be 20 years ago, there was kind of a call for God and country, for consumers to reduce their load. And at a very high level, the grid operator would see a few hundred megawatts of lighting or AC come offline, and they’d wipe their brow and thank consumers for doing their part. Today, it’s very different. It’s often fully automated and the market sends a digital signal to somebody like Voltus, we control the reduction of electricity across thousands of facilities, we measure that in real time and serve that into electricity markets. And consumers get paid for their participation, as opposed to just feeling good. So it’s evolved quite a bit.

Ben Kallo:	It’s just on that front about getting paid. How do you structure deals if there’s a typical way? Is it a cost savings or a cost sharing method or is it more of a contract outside of the ...

Gregg Dixon:	Yeah, so there are two primary ways that the Voltus business model generates revenue and generates profit. The first is what folks would consider to be market participation, value sharing. So, what’s depicted on the left is the fact that when we bring a megawatt of distributed energy resources into a market, we’re paid for that virtual power plant megawatt, that DER megawatt no differently than a coal plant or a hydro plant delivers the production of power, the injection of that power into the grid.

When we get paid by the grid operator, we share a portion of that payment, the market participation payments, with our power customers. And what’s depicted here is that Voltus has about a 40% take rate that people might describe, which is our gross margin. Our primary cost have been sold is the portion of the payment we pass on to our customers. So we get paid roughly $50,000 per megawatt per year of recurring revenue, and about a $20,000 per megawatt per year of gross margin results in that. So we’re paid by the grid operator and then a few months later, we share a portion of that payment with our customer, which is the cost of that’s sold.

The second way we monetize the technology is through a monthly fixed software as a service that basically provides our customers with real time energy data, analytical tools that their teams can use. So it’s a combination of market participation, value sharing, and softwares and services.

Ben Kallo:	Many of us are familiar with very high CapEx in the space, building power plants or renewable diesel refiners and things of that nature. Could you just talk about the CapEx required around all in of going and getting a customer and then installing technology and managing that customer?

Gregg Dixon:	Sure. It is among, if not the most, capital efficient ESG business model in the market today. So when we talk about our cost of customer acquisition, we’re really talking about the standard unit of measure for our business model, which is one megawatt. It costs us about $25,000 to acquire one megawatt. The value of that megawatt, the lifetime value is about $200,000. So, that produces a 10 to one LTV:CAC ratio. The LTV is determined, as you can see here, we generate 50,000 per megawatt per year of recurring revenue, and we have 40% gross margins. The gross margin is 20,000 per megawatt per year. Our standard contract term length is five years. We have 100% plus customer value retention rate. And we take two term lengths for determining the lifetime value. So, 10 years times 20,000 per year produces $200,000 per megawatt of lifetime value and customer acquisition costs of 20,000. That gives you the 10 to one LTV:CAC ratio.

It is important to know we have no supply chain. We aren’t installing any capital. We do have a thin layer of technology that we deliver to our customers, integrate with our customers for free. So we keep the commercial arrangement very, very simple. It’s a one page agreement. And we get those megawatts online very quickly. So it’s super capital light, and it produces superior returns.

Ben Kallo:	In the past, the regulatory world was, I guess, in flux. And so it would create changes and markets and how customers, how much they got paid. How has that evolved over time and what are some of the opportunities, I guess, from the regulatory standpoint?

Gregg Dixon:	Yeah. So, about five years ago, there was a seminal regulatory change. In 2013, the concept of a megawatt, the reduction of load, also known as demand response, was contested as to whether the federal energy regulatory commission had the jurisdictional authority to invoke these things behind meters into wholesale power markets and get paid the same as power production, central power plants. That court battle lasted three years and the Supreme Court of the United States ruled on that matter in early 2016, and essentially sealed forever more for its jurisdiction to do exactly that, to invoke behind the meter resources, distributed energy resources into wholesale power markets that are by law required to allow these DERs to participate in the market on equal footing as traditional supply side resources. So, yeah, there was some regulatory risk up until that point in these wholesale power markets and a lot of that has been addressed.

Ben Kallo:	And then from tension or friction from utilities, is there any of that out there? I know that with rooftop solar, there some kind of battles that go on in certain states. How is that from your utility colleagues out there?

Gregg Dixon:	Yeah. There’s 3,300 electric utilities in the United States and they’ll all give you a different answer on this. The fact is, it really depends on the state utility commission, the public utility commission stance on these matters and whether or not they provide utilities with an incentive to deliver these services in an unencumbered fashion to consumers. The fact of the matter is, the least expensive, the cleanest and most reliable megawatt in these markets is delivered through distributed energy resources. And that’s been proven time and time again.

But as you might imagine, it does eat into the profits that utilities would otherwise get from more traditional supplies of power. So there are many instances where utilities really have an incentive to get in the way. The good news is with these wholesale power markets, utilities don’t typically factor into federal energy regulatory decisions on how these resources participate. So they often just bypass the utility. That being said, I think it’s fair to say that there are plenty of instances where utilities would prefer that these resources not come to market because of their superior value and the fact that they can, based on the PUC, eat into their profits.

Ben Kallo:	Can you talk about then the evolution of your customers and how responsive they are to working with you and what are some of the hurdles or objections you have to overcome?

Gregg Dixon:	It’s funny, the majority of the resources that are part of our platform today, and we manage more than 2000 megawatts of these DERs on the platform today, are fully automated. Meaning we get a signal from the grid operator, it’s processed by our cloud based platform, and that signal then is translated into control signals to the resources behind meters that deliver their services and aggregate in a virtual power plant.

And the majority of that is done with zero human intervention, right down to the digital payments that are made to our customers from their performance settled in these wholesale power markets. It’s fully automated. There’s a wildly different fact set than there was five years ago in this industry or 10 years ago in this industry. And what it really is a reflection of is the fact that customers do want to automate as much of this as possible. They want to eliminate human interaction. They’re comfortable with these DERs participating in all power markets, the security protocols today are far superior than they were 10 years ago or even five years ago. And there’s just a much higher level of comfort and confidence that they should automate this.

Ben Kallo:	Maybe with the last couple minutes, you were successful at raising money privately to build the company. Could you talk us through your decision to go public via spec and broad scale? Thank you.

Gregg Dixon:	Yeah, sure. I would say it boils down to a combination of offense and defense. If a clean energy transition is going to happen in a timeframe that we all benefit from as humans, we all need to move faster, right? The sense of urgency here is tremendous. There’s news every day that makes clear we need to move as fast as possible. In that context, we have a proven and very efficient business model in a massive total addressable market. Our position is that half of $3 trillion of annual electricity spend will eventually move to be delivered by DERs. That is a massive industry transformation. We need to deploy capital quickly and grow this model quickly. It’s ready to be scaled. So that’s really offense, right? It’s like the public markets are really itching to make investments in high quality ESG companies, and we have a saleable product in that regard, so we got to play offense.

The second thing is you’ve got to also play defense. I think people will appreciate the fact that a year ago, you could probably stack a lemonade stand. And we’re a competitive business, right? We have to play both offense and defense, and we certainly don’t want a lesser quality competitor with a whole lot of capital in their hands to disrupt this incredible growth that we have. So, it’s both offense and defense.

Ben Kallo:	And just lastly, for everyone viewing out there, what’s the timeline for expected close?

Gregg Dixon:	Yeah, I believe what we communicated publicly is the first half of 2022.

Ben Kallo:	Great. Well, thank you, Greg. We look forward to watching the progress and thanks for joining us and good to see you again.

Gregg Dixon:	Thanks, Ben, likewise. Take care.

Ben Kallo:	Take care.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022 (the “Registration Statement”) and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.